EXHIBIT 99.7

Central Gold–Trust

3st Quarter Report

September 30, 2005

Central Gold–Trust

The Role of Central Gold–Trust (“Gold–Trust”)

To serve investors as “The Gold Bullion Trust”™.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions	The Declaration of Trust requires that at least 90% of Gold–Trust’s assets be invested in physical gold bullion at all times. This cannot be changed without the approval of Unitholders.

Gold–Trust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards	Gold bullion is stored on a segregated and insured basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Bank may not release any physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of Gold–Trust.

Bullion holdings and bank vault security are inspected annually and spot inspected periodically by Trustees and/or officers of Gold–Trust. On each occasion, inspections are required to be performed in the presence of both Gold–Trust’s external auditors and Bank personnel.

Gold–Trust is subject to the regulations and reporting requirements of the Toronto Stock Exchange and various Canadian provincial securities regulatory authorities.

Conveniences	Gold–Trust’s units are listed on the Toronto Stock Exchange in both Canadian dollars as “GTU.UN” and U.S. dollars as “GTU.U”. Making a gold bullion investment through ownership of Gold–Trust units is as easy as calling one’s investment dealer. Trust units are eligible for RRSPs and other regulated capital accounts where physical bullion investment is often not permitted.

The Toronto Stock Exchange listing provides a readily quoted, liquid market for the units. The bid/ask spread is usually considerably less than buying and selling price spreads of outright bullion purchases, especially for small transactions.

Unlike most other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of Gold–Trust units.

Central Gold–Trust

Trustees’ Report to Unitholders

Central Gold–Trust (“Gold–Trust”) is a passive, single purpose, self-governing trust, with voting units, that is focused upon the secure holding of unencumbered and insured gold bullion on behalf of its Unitholders.

Net assets at September 30, 2005 were 97.2% invested in gold. Gold holdings were comprised of 118,326 fine ounces of gold bullion and 4,581 ounces in certificate form for a total of 122,907 ounces at September 30, 2005.

The accounts of Gold–Trust are denominated in United States dollars and discussion in this Report refers to United States dollars.

A part of Management’s Discussion and Analysis (MD&A), with additional comments on pages 7 to 9 hereof, is as follows:

Net Assets – Net assets increased by $4,102,424 or 7.4% during the nine months ended September 30, 2005 to a total of $59,860,885. The increase in net assets was attributable to the higher price of gold at September 30, 2005.

Net Income (Loss) – Net Income for the three months ended September 30, 2005 amounted to $4,410,656 ($1.35 per unit) compared to $1,721,910 ($0.75 per unit) for the same period in 2004 after deducting operating costs of $90,969 (2004: $71,419). The net gain for the period is a result of an increase in the value of investments which although not distributable, is included in income as required by CICA Accounting Guideline 18.

The net income for nine months ended September 30, 2005 amounted to $4,102,424 ($1.25 per unit) compared to a loss of $266,709 ($0.12 per unit) for the same period in 2004 after deducting operating costs of $291,787 (2004: $243,331). The net income for the nine months is a result of unrealized appreciation of investments less operating costs. Appreciation and depreciation of investments are included in income statements as required by CICA Accounting Guideline 18.

Liquidity – All of the assets of Gold–Trust are liquid. The gold bullion assets are widely traded internationally; U.S. dollar currency assets are readily exchangeable; and interest-bearing deposits are redeemable. Those deposits are expected to be sufficient to provide expense coverage for Gold–Trust for at least the next three years, assuming net assets remain at current levels.

Gold Trust’s legal and tax counsel advise that the units of Gold–Trust qualify for investment by individual retirement accounts and financial institutions in North America.

We are committed to the secure stewardship of Gold–Trust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”TM.

Sincerely, On behalf of the Board of Trustees,

October 20, 2005	J.C. Stefan Spicer, President & CEO

Central Gold–Trust

STATEMENT OF NET ASSETS
(expressed in U.S. dollars, unaudited)

	September 30, 2005	December 31, 2004

Net assets:
Gold at market (note 3)	$ 58,165,738	53,833,266
Interest-bearing cash deposits	1,739,906	2,013,699
Prepaid expenses & other	12,692	1,436

	59,918,336	55,848,401
Accrued liabilities	(57,451)	(89,940)

Net assets representing Unitholders' equity	$ 59,860,885	55,758,461

Represented by:
Capital: 3,277,500 (2004: 3,277,500)
Units issued and outstanding	$ 48,200,337	48,200,337
Retained earnings (inclusive of unrealized
appreciation (depreciation) of investments)	11,660,548	7,558,124

	$ 59,860,885	55,758,461

Net asset value per Unit	$ 18.26	17.01

Net asset value per Unit
expressed in Canadian dollars	$ 21.21	20.48

Exchange rate: US $1.00=Cdn.	$ 1.1611	1.2036

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”	“Douglas E. Heagle”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars, unaudited)

	Nine months ended September 30		Three months ended September 30
	2005	2004	2005	2004

Net assets at beginning of
period	$55,758,461	37,462,309	$55,450,229	35,473,690

Net income (loss) (inclusive
of unrealized appreciation
(depreciation) of investments)	4,102,424	(266,709)	4,410,656	1,721,910

Net assets at end of period	$59,860,885	37,195,600	$59,860,885	37,195,600

STATEMENT OF INCOME
(expressed in U.S. dollars, unaudited)

	Nine months ended September 30		Three months ended September 30
	2005	2004	2005	2004

Income (loss):
Interest	$ 31,715	14,473	$ 11,404	4,114
Unrealized appreciation
(depreciation) of investments	4,362,496	(37,851)	4,490,221	1,789,215

	4,394,211	(23,378)	4,501,625	1,793,329

Expenses:
Administration fees (note 5)	$ 132,740	86,729	$ 45,271	29,088
Safekeeping, insurance
& bank charges	38,480	24,978	13,299	8,441
Trustee fees and expenses (note 5)	28,995	31,114	11,380	11,379
Audit fees	27,132	23,898	7,039	6,000
Legal fees (note 5)	25,095	36,464	6,000	8,376
Registrar and transfer agent fees	10,961	10,636	2,682	2,480
Unitholder information	10,688	11,339	2,346	1,838
Regulatory filing fees	8,437	10,632	—	411
Stock Exchange fees	8,376	7,117	2,792	2,436
Miscellaneous	196	239	57	10
Foreign currency exchange loss	687	185	103	960

Total operating expenses	291,787	243,331	90,969	71,419

Net income (loss)
(inclusive of unrealized
appreciation (depreciation)
of investments)	$ 4,102,424	(266,709)	$4,410,656	1,721,910

Net income (loss) per unit:
(inclusive of unrealized
appreciation (depreciation)
of investments)	$ 1.25	(0.12)	$ 1.34	0.75

See accompanying notes to financial statements.

STATEMENT OF RETAINED EARNINGS
(expressed in U.S. dollars, unaudited)

	Nine months ended September 30		Three months ended September 30
	2005	2004	2005	2004

Retained earnings:
Balance at beginning of period	$ 7,558,124	5,954,290	$ 7,249,892	3,965,671

Net income (loss)	4,102,424	(266,709)	4,410,656	1,721,910

Balance at end of period	$11,660,548	5,687,581	$11,660,548	5,687,581

See accompanying notes to financial statements.

Central Gold–Trust

NOTES TO FINANCIAL STATEMENTS
For the nine months ended September 30, 2005
(amounts expressed in U.S. dollars unless otherwise stated)

1.     Central Gold–Trust (“Gold–Trust”) is a passive, single purpose, self-governing trust established under the laws of Ontario on April 28, 2003.

2.     The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2004 audited financial statements of Gold–Trust and with United States Generally Accepted Accounting Principles. These unaudited interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

3.     Gold bullion:

Details of gold bullion holdings in fine ounces are as follows:

	September 30, 2005	December 31, 2004

Gold bullion	118,326	118,326
Gold certificates	4,581	4,581

Total fine ounces of gold

Cost
(2005 and 2004 average $346.37 per fine ounce)	$45,903,639	$45,903,639

Market - per fine ounce	$ 473.25	$ 438.00

Market value	$58,165,738	$53,833,266

4.     Capital:

Under the Declaration of Trust, an unlimited number of units may be issued. Each unit carries one vote at all meetings of Unitholders. Each unit is transferable and represents an equal undivided beneficial interest in Gold–Trust, in any distributions therefrom and in the net assets in the event of termination or winding up of the Trust.

The units of Gold–Trust are redeemable at any time on demand by the holders thereof at a price equal to the lesser of 90% of the market price on which the units are quoted for trading during the 10 day trading period commencing immediately following the date on which the units were tendered for redemption; and 100% of the closing market price on which the units are quoted for trading on the redemption date.

On November 18, 2004, Gold–Trust issued 977,500 units for gross proceeds of $16,742,418 (net of underwriting fees). Costs relating to this issue were $50,100 and net proceeds were $16,692,318. Gold–Trust used the net proceeds from this public offering to purchase 35,707 ounces of gold in physical bar form at a total cost of $15,699,879. The balance of $992,439, was retained by Gold–Trust in interest-bearing cash deposits for working capital purposes.

Central Gold–Trust

On July 8 and 17, 2003, Gold–Trust issued 2,000,000 units and 300,000 units for gross proceeds of $28,006,224 and $4,058,404 respectively, for a total of $32,064,628 (net of underwriting fees). Costs relating to these issues were $556,609 and net proceeds were $31,508,019. Gold–Trust used the net proceeds from these issuances to purchase 82,619 fine ounces of gold in physical bar form and 4,581 fine ounces of gold in certificate form at a total cost of $30,203,760. The balance of $1,304,259, was retained by Gold–Trust in interest-bearing cash deposits for working capital purposes.

5.     Related party transactions and fees:

Gold–Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold–Trust through certain of its officers and Trustees. Administration fees remitted to Central Gold Managers Inc. for the nine months increased to $132,740 from $86,729 due to the increase in the value of assets under administration. Included in accrued liabilities at September 30, 2005 is $16,013 due to the Administrator. The Administrator furnishes administrative services to Gold–Trust. For such services, Gold–Trust has agreed to pay an administrative fee, on a monthly basis, equal to 0.40% per annum for the first $100,000,000 of Gold–Trust’s total assets, 0.30% per annum for any excess over $100,000,000 up to $200,000,000 and 0.20% per annum for any excess over $200,000,000 of total assets. No Trustees fees are paid by Gold–Trust to Trustees who are members of the Executive Committee of Gold–Trust. The Administrator and the Trustees have consented to reduced fees at three-quarters of stated rates during this stage of Gold–Trust’s development.

Sprott Asset Management Inc., (“SAM”) has a marketing and advisory services agreement with the Administrator for the benefit of Gold–Trust and the Administrator. A fee of $6,350 was paid to SAM by the Administrator for the nine months ended September 30, 2005, No fee was payable to SAM for the period ended September 30, 2004.

Gold–Trust incurred legal fees amounting to $25,095 for the nine months ended September 30, 2005, of which $22,949 (2004: $34,226) was payable to a legal firm, of which one of Gold–Trust’s officers is a partner.

Central Gold–Trust

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold–Trust (“Gold–Trust”) are prepared in United States dollars and in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 and 6 should be referred to as supplementary information to this discussion and analysis.

Gold–Trust is a passive, single purpose, self-governing trust established by Declaration of Trust on April 28, 2003 to acquire, hold and secure gold bullion on behalf of its Unitholders. Gold–Trust is not in itself an operating entity nor does it have any employees or the potential risks thereof. It retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the administrative services agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Results of Operations – Changes in Net Assets

Net assets increased by $4,102,424 or 7.4% during the nine months ended September 30, 2005 to a total of $59,860,885. The increase in net assets was attributable to the higher price of gold at September 30, 2005.

Summary of Quarterly Financial Information

Quarter Ended

	Sept. 30/05	Jun. 30/05	Mar. 31/05	Dec. 31/04

Net income (loss) inclusive
of unrealized appreciation
(depreciation) of investments	$ 4,410,656	$ 1,078,696	$ (1,386,928)	$ 1,870,543

Net income (loss) per Unit
inclusive of unrealized
appreciation (depreciation)
of investments	$ 1.34	$ 0.33	$ (0.42)	$ 0.78

	Sept. 30/05	Jun. 30/05	Mar. 31/05	Dec. 31/04

Net income (loss) inclusive
of unrealized appreciation
of investments	$ 1,721,910	$ (2,548,015)	$ 559,396	$ 2,458,818

Net income (loss) per Unit
inclusive of unrealized
appreciation of investments	$ 0.75	$ (1.11)	$ 0.24	$ 1.07

Central Gold–Trust

Forward-looking Observations

Changes in the market price of gold will have an impact on the net asset value per unit. Assuming, as a constant exchange rate, the rate which existed on September 30, 2005 of $1.1611 Canadian for each U.S. dollar, and using the holdings of gold bullion and gold certificates which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately $1.78 per unit or Cdn $2.06 per unit.

When expressed in U.S. dollar terms, Gold–Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold–Trust’s net assets are gold which is priced in U.S. dollars. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 98% of Gold–Trust’s net assets are denominated in U.S. dollars including gold bullion, gold certificates and cash deposits. An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars. Over 98% of Gold–Trust’s net assets are denominated in U.S. dollars. Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations – Net Income (Loss)

Gold–Trust’s earned income objective is secondary to its investment objective of holding almost all of its net assets in gold bullion. Generally, Gold–Trust only seeks to maintain adequate cash reserves to enable it to pay operating expenses. Gold–Trust’s actual revenues are a very small percentage of its net assets because gold bullion does not generate revenue. However the Canadian Institute of Chartered Accountants Accounting Guideline 18, requires Gold–Trust to record unrealized appreciation (depreciation) of investments in income.

Net income for the three months ended September 30, 2005 amounted to $4,410,656 ($1.34 per unit) compared to $1,721,910 ($0.75 per unit) for the same period in 2004 after deducting operating costs of $90,969 (2004: $71,419). The net gain for the period is a result of an increase in the value of investments which although not distributable, is included in income as required by CICA Accounting Guideline 18.

The net income for nine months ended September 30, 2005 amounted to $4,102,424 ($1.25 per unit) compared to a loss of $266,709 ($0.12 per unit) for the same period in 2004 after deducting operating costs of $291,787 (2004: $243,331). The net income for the nine months is a result of unrealized appreciation of investments less operating costs. Appreciation and depreciation of investments are included in income statements as required by CICA Accounting Guideline 18.

Central Gold–Trust

Operating expenses as a percentage of the average of the month-end net assets were 0.53% for the nine months ended September 30, 2005 compared to 0.68% for the same nine-month period in 2004. For the twelve months ended September 30, 2005, the operating expense rate was 0.56% compared to 0.93% for the same twelve-month period in 2004.

Liquidity and Capital Resources

Gold–Trust’s liquidity objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses. For the nine months ended September 30, 2005, Gold–Trust’s cash reserves, including interest-bearing cash deposits, decreased by $273,793. The ability of Gold–Trust to have sufficient cash for operating expenses and to meet demands for redemption (if any), is primarily dependent upon its cash deposits. Should Gold–Trust in the future not have sufficient cash to meet its needs, portions of Gold–Trust’s bullion holdings may be sold to provide working capital and pay for redemptions (if any) of units. Sales of bullion could result in Gold–Trust realizing capital gains or losses.

Related Party Transactions

Gold–Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold–Trust through certain of its officers and Trustees. Administration fees remitted to the Administrator for the nine months increased to $132,740 from $86,729 due to the increase in the value of assets under administration.

As compensation for the services of Sprott Asset Management Inc. (“SAM”), the Administrator has agreed to pay to SAM a fee equal to one-half of all fees paid to the Administrator under the administrative services agreement, but based on the net asset value of Gold–Trust in excess of $50,000,000. A fee of $6,350 was paid to SAM by the Administrator for the nine months ended September 30, 2005. No fee was payable to SAM for the period ended September 30, 2004.

Gold–Trust incurred legal fees amounting to $25,095, for the nine months ended September 30, 2005, of which $22,949 (2004: $34,226) was payable to a legal firm, of which one of Gold–Trust’s officers is a partner.

Central Gold–Trust

Corporate Information

Trustees John P. Embry (E) Brian E. Felske (A), (I) Douglas E. Heagle (A), (C), (I), (L) Ian M.T. McAvity (C), (I) Robert R. Sale (A), (C), (I) Philip M. Spicer (N), (E) J.C. Stefan Spicer (N), (E)	Officers John P. Embry, Co-Chairman Philip M. Spicer, Co-Chairman J.C. Stefan Spicer, President & CEO John S. Elder, Q.C., Secretary William L. Trench, A.C.I.S., CFO Krystyna S. Bylinowski, Treasurer

(A) (C) (E) (I) (L) (N)	– Member of Audit Committee – Member of Corporate Governance & Nominating Committee – Member of Executive Committee – Independent Trustee – Lead Trustee – Nominee of the Administrator

Administrator Central Gold Managers Inc. Ancaster, Ontario, Canada	Custodian Canadian Imperial Bank of Commerce Toronto, Ontario, Canada

Auditors Ernst & Young LLP Toronto, Ontario, Canada	Registrar and Transfer Agent CIBC Mellon Trust Company Toronto, Ontario, Canada

Legal Counsel Fraser Milner Casgrain LLP Toronto, Ontario, Canada	Stock Exchange Listing TSX: Units Ticker Symbol: GTU.UN (Cdn $) GTU.U (U.S. $)

Unit Asset Value Information

The net asset value per unit is calculated daily and is available by calling Central Gold–Trust at (905) 304-4653(GOLD). The total net assets, net asset value per unit and the detailed basis of their calculation are posted after 4:45 p.m. Eastern Time on business days at www.Gold–trust.com.

Central Gold–Trust

Mailing Address:
P.O. Box 10106, Ancaster, Ontario, Canada L9K 1P3

Courier Address:
55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2

Website:   www.Gold–trust.com

E-Mail:   info@Gold–trust.com

Phone:   905-304-4653

Fax:   905-648-4196